Connor Kuratek Deputy General Counsel & Corporate Secretary
Marsh McLennan 1166 Avenue of the Americas New York, NY 10036 T+ 212 345 8796 www.mmc.com

October 26, 2022

Jennifer Gowetski
Amanda Ravitz
Division of Corporation Finance
Disclosure Review Program
U.S. Securities and Exchange Commission,
100 F Street, N.E.
Washington, DC 20549

Re: Marsh & McLennan Companies, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2022
File No. 001-05998

Dear Ms. Gowetski and Ms. Ravitz,

We received your comment letter dated September 20, 2022. We will carefully consider these comments in connection with the preparation of our 2023 definitive proxy statement. As we review our disclosures in light of your comments, we will pay particular attention to the disclosures that are required by Item 407(h) of Regulation S-K.

Sincerely,

/s/ Connor Kuratek

Connor Kuratek
Deputy General Counsel & Assistant Secretary